Exhibit 12(c)
LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2015	2014	2013	2012	2011
Earnings, as defined:
Income from Continuing Operations
Before Income Taxes	$603	$553	$551	$331	$419
Adjustment to reflect earnings from
equity method investments on a cash
basis (a)	(1)	(1)	(1)	33	(1)
	602	552	550	364	418

Total fixed charges as below	189	173	151	157	153

Total earnings	$791	$725	$701	$521	$571

Fixed charges, as defined:
Interest charges (b) (c)	$181	$167	$145	$151	$147
Estimated interest component of
operating rentals	8	6	6	6	6

Total fixed charges	$189	$173	$151	$157	$153

Ratio of earnings to fixed charges	4.2	4.2	4.6	3.3	3.7

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.
(b)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(c)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.

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